

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 11, 2015

<u>Via E-mail</u>
Simcha Rock
Chief Financial Officer
Kitov Pharmaceuticals Holdings Ltd.
One Azrieli Center, Round Building,
Tel Aviv, 6701101
Israel

> **Re: Kitov Pharmaceuticals Holdings Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 20, 2015**
> **CIK No. 0001614744**

Dear Mr. Rock:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Cover Page</u>

1. Please clarify here and throughout your registration statement whether the warrants you are offering will be packaged and sold with the ADSs or will be sold separately.

<u>Table of Contents</u>

2. Please remove the last two sentences from the fourth paragraph after the table of contents, as they could be construed as an attempt to disclaim responsibility for information included in your registration statement. Similarly, please remove the

sentence on page 28 that notes that you have not independently verified information obtained from industry and other sources.

Prospectus Summary
Our company, page 1

3. Please revise your description of KIT-301 to note that naproxen is a generic drug and identify the other generic drug included in the composition of this product.

4. Please revise your description of KIT-302 to identify its generic drug component in addition to celecoxib. Please also state, if true, that celecoxib is the active ingredient in the branded drug Celebrex where they first mention it.

5. Here, and wherever else in your registration statement that you state you will "consider" the further development of KIT-301, please elaborate on what the current status of this product candidate is and the reason(s) you are apparently not pursuing its development at this time.

Risks associated with our business, page 3

6. Please include a bullet point relating to the risk stemming from the patent protection currently enjoyed by celecoxib and Celebrex.

Use of Proceeds, page 30

7. Here and on page 4 of the prospectus summary please amend your disclosure to indicate the approximate amount of net proceeds you intend to allocate toward the expansion of your clinical development pipeline.

Business
Intellectual Property, page 50

8. Please amend your disclosure to describe the nature of the patent protection that each application may confer such as composition of matter, method of use, method of manufacturing, etc. Also, please indicate approximately when the patents you are applying for would, if granted, expire in each of the five jurisdictions.

Management
Executive compensation, page 63

9. Please file the three agreements with management you describe on pages 64-66 as exhibits.

Taxation and Government Programs
Passive Foreign Investment Company Consequences, page 104

    10. Please indicate whether you were classified as a PFIC in fiscal 2014.

Exhibits and financial statement schedules, page II-3

    11. Please tell us whether you intend to submit an application for confidential treatment for any of your exhibits. If so, please indicate this by including a separate footnote next to the agreement listed here.

Other Comments

    12. Please be advised that we will defer any further review of your registration statement until such time as you have identified an underwriter(s) for your offering.

    13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    14. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

    15. We note that several exhibits have yet to be submitted for our review. Please submit these exhibits to us as soon as practicable after their completion. Please be advised that once you file your registration statement publicly you must also file each exhibit as well, even if you have already submitted them to us as part of your confidential submission.

    You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

    Sincerely,

    /s/ Jeffrey P. Riedler

    Jeffrey P. Riedler
    Assistant Director
    Office of Healthcare and Insurance

cc: Perry Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021 Israel